June 10, 2014

VIA EDGAR

Linda Cvrkel

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mattel, Inc. (the “Company” or “Mattel”)
Form 10-K for the year ended December 31, 2013
Filed February 26, 2014
File No. 001-05647
Form 10-Q for the period ended March 31, 2014
Filed April 29, 2014
File No. 001-05647

Dear Ms. Cvrkel:

We received and have carefully reviewed your letter of May 28, 2014, which furnished us with a comment on the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014. The following is our response to your comment. We have organized our response so that it appears in the format that you used in your letter. For your convenience, we have included the text of your comment as well as the Company’s response.

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Form 10-Q for the period ended March 31, 2014

Note 20. Contingencies, page 17

1.	Comment: We note that on January 13, 2014, MGA filed a new, but virtually identical, trade-secrets claim against Mattel in Los Angeles County Superior Court as the one dismissed in December 31, 2013. Mattel was served with the complaint on January 23, 2014. In its complaint, MGA purports to seek damages in excess of $1 billion. Mattel believes that MGA’s claim should be barred as a matter of law, and intends to vigorously defend against it. Accordingly, Mattel does not believe a loss is probable and, therefore, a liability has not been accrued as of March 31, 2014. Please note that if an exposure to loss exists pursuant to the provisions of ASC 450-20-30-1, in addition to disclosure of the contingency, if there is at least a reasonable possibility that a loss or an additional loss may have been incurred, the disclosure should provide an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Given your lengthy experience with the case, please tell us, and revise to disclose, the range of possible loss related to this litigation, if any, or state that such an estimate cannot be made.

Response: We respectfully submit that we included disclosure of MGA’s January 13, 2014 claim because, in light of the magnitude of the damages sought, disclosure was required by Item 103 of Regulation S-K under the Securities Exchange Act of 1934, as amended. We believe that the risk of Mattel incurring a loss related to this claim is remote and, accordingly, the claim does not meet either the conditions for accrual under ASC 450-20-25-2 or for disclosure under ASC 450-20-50. In future filings, we will disclose that we believe that the risk that Mattel will incur a loss on this claim is remote.

In connection with our response to your comment on our filing, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the undersigned at (310) 252-3611 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Kevin M. Farr
Kevin M. Farr Chief Financial Officer

cc:	Bryan Stockton, Chief Executive Officer
Robert Normile, Executive Vice President, Chief Legal Officer and Secretary
Effie Simpson, U.S. Securities and Exchange Commission
Claire Erlanger, U.S. Securities and Exchange Commission
Brian Lane, Gibson, Dunn & Crutcher LLP

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